Contacts:	**Leiv Lea**
	Pharmacyclics, Inc.
	(408) 774-0330
	Aline Schimmel
	WeissComm Partners
	(212) 301-7218

PHARMACYCLICS ANNOUNCES PRECLINICAL DATA PUBLICATION INDICATING POTENTIAL USE OF ITS NOVEL SELECTIVE B-CELL TYROSINE KINASE INHIBITOR COMPOUNDS IN AUTOIMMUNE DISEASES AND LYMPHOMAS

-- Company Planning to File Multiple INDs in 2007 --

Sunnyvale, Calif. -- December 13, 2006 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced the publication of data characterizing its novel compounds designed to inhibit Bruton's Tyrosine Kinase (Btk). Btk is a tyrosine kinase signaling molecule expressed in multiple immune cell types, including B-cells, macrophages and mast cells, and is required for B-cell activation, which plays a major role in autoimmune diseases and lymphomas.

Structure-based design was used to synthesize small molecule drug candidates that demonstrated potent selectivity for Btk versus other tyrosine kinase binding sites. In animal models of rheumatoid arthritis, these compounds demonstrated a dose-dependent ability to inhibit disease development, with a greater than 95% decrease in arthritis score. The publication, now available online, will appear in the January 2007 issue of *ChemMedChem*.

"These results show our proprietary compounds bind to the active site of Btk and block the function of this B-cell signaling molecule," said Lee Honigberg, Ph.D., co-author on the paper and principal scientist at Pharmacyclics. "In addition, we found that these compounds are orally active in a rheumatoid arthritis animal model, which validates Btk as a potentially important clinical target in autoimmune disorders."

"We have broadened our pipeline of novel drug candidates and are moving several of these compounds, originally identified at Celera Genomics, into more advanced preclinical studies with the intent to file multiple INDs in the second half of calendar 2007," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics.

About Bruton's Tyrosine Kinase and Immune Diseases

B-cells are immune cells, which are activated by antigens, pathogens or, in the case of autoimmunity, by host tissues. B-cells produce antibodies, which when self-reactive can trigger autoimmune disease. Activation of B-cells is also thought to play a major role in lymphomas where continuous, or tonic, stimulation results in uncontrolled B-cell proliferation. Btk is a tyrosine kinase inside B-cells that plays an early key role in B-cell activation. Drugs that can inhibit Btk may prevent B-cell activation and therefore may play a role in treatment of lymphomas or autoimmune disease. Other tyrosine kinases are important in cell signaling and have been targets for other drugs such as imatanib mesylate (Gleevec®), which is approved for treatment of certain leukemias. New drug or biological candidates targeting B-cells, including the recently approved rituximab (Rituxan®) for lymphomas and rheumatoid arthritis, are aimed at eliminating abnormally functioning B-cells.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. Its lead product, Xcytrin® (motexafin gadolinium) Injection, has completed Phase 3 clinical testing in lung cancer brain metastases and several Phase 1 and Phase 2 clinical trials are ongoing with Xcytrin, either as a single agent or in combination with chemotherapy and/or radiation in multiple cancer types. Pharmacyclics has other product candidates, including compounds and technology acquired from Celera Genomics, in earlier-stage development for cancer and other diseases. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

Gleevec® is a registered trademark of Novartis.
Rituxan® is a registered trademark of Genentech and Biogen Idec.

NOTE: Other than statements of historical fact, the statements made in this press release about enrollment and future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development activities are forward- looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward- looking statements. Factors that could affect actual results include risks associated with the initiation, timing, design, enrollment and cost of clinical trials; unexpected delays or findings in preclinical and clinical trials and preparation of materials for submission to the FDA including IND and NDA filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to obtain future financing and fund the product development of our pipeline; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2006. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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